July 17, 2017

VIA EDGAR

Mr. Coy Garrison

Special Counsel, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	USCF Funds Trust
Registration Statement on Form S-1
Relating to the United States 3x Oil Fund
File No. 333-214825

Dear Mr. Garrison:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, USCF Funds Trust hereby respectfully requests that the above-captioned registration statement be ordered effective on July 19, 2017, at 9:00 a.m. ET, or as soon thereafter as practicable.

USCF Funds Trust

By: United States Commodity Funds LLC,
its Sponsor

By:	/s/ Carolyn M. Yu
Carolyn M. Yu
General Counsel